Exhibit 99.1
AUDITORS’ REPORT ON RECONCILIATION WITH UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
To the Board of Directors of Jaguar Mining Inc.
On March 23, 2009, we reported on the consolidated balance sheets of Jaguar Mining Inc. (“the Company”) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders equity for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Schedule of Reconciliation between Canadian and U.S. GAAP”. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 23, 2009, except as to notes (h) through (k),
which are as of June 16, 2009

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

		December 31,	December 31,	December 31,
Consolidated Statements of Operations	Note	2008	2007	2006

Net Loss under Canadian GAAP		$(4,256)	$(27,660)	$(12,746)
Increase in gold revenue	b		—	850
Increase in production costs	a, b	—	—	(540)
Increase in inventory write-down	a, b, c	—	—	(1,904)
Decrease in depletion and amortization	a, b, c	901	372	1,531
Increase in exploration costs	a, c	(27,381)	(24,252)	(14,434)
Decrease in amortization of deferred financing fees	d	—	—	698
Increase in interest expense	f	(1,365)	—	—
Increase (decrease) in future income taxes recovered	a	(2,182)	1,761	(209)

Net loss under U.S. GAAP		$(34,283)	$(49,779)	$(26,754)

Basic and fully diluted loss per share under U.S. GAAP		$(0.54)	$(0.93)	$(0.62)

		December 31,	December 31,	December 31,
Consolidated Balance Sheets	Note	2008	2007	2006

Total assets under Canadian GAAP		$303,834	$234,231	$124,130
Increase (decrease) in inventory	a, c	(278)	(146)	170
Increase (decrease) in other assets	d, f	652	2,859	(1,321)
Decrease in property, plant and equipment	a, b	(14,909)	(2,240)	(310)
Decrease in mineral exploration projects	a, c	(59,862)	(46,185)	(24,772)

Total assets under U.S. GAAP		$229,437	$188,519	$97,897

Total liabilities under Canadian GAAP		$107,110	$132,712	$34,755
Decrease in future income tax liability	a	—	(2,182)	(421)
Increase (decrease) in notes payable	d	2,019	2,859	(1,707)

Total liabilities under U.S. GAAP		$109,129	$133,389	$32,627

Shareholders’ equity under Canadian GAAP		196,724	101,519	89,375
Reverse Cdn GAAP adjustment to opening equity	d		(165)	—
Cumulative U.S. GAAP adjustment		(76,416)	(46,224)	(24,105)

Shareholders’ equity under U.S. GAAP		120,308	55,130	65,270

Total liabilities and shareholders’ equity under U.S. GAAP		$229,437	$188,519	$97,897

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
The following shows the significant impact on operating, investing and financing cash flows after considering U.S. GAAP adjustments:

		December 31,	December 31,	December 31,
Consolidated Statements of Cash Flows	Note	2008	2007	2006

Cash used in operations under Canadian GAAP		$(1,410)	$1,457	$(7,647)
Mineral exploration	a, c	(27,381)	(24,252)	(14,434)

Cash used in operations under U.S. GAAP		$(28,791)	$(22,795)	$(22,081)

Cash used in investing activities under Canadian GAAP		$(89,297)	$(63,092)	$(50,085)
Mineral exploration	a, c	27,381	24,252	14,434

Cash used in investing activities under U.S. GAAP		$(61,916)	$(38,840)	$(35,651)

a)	Mineral Properties

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further development costs are capitalized.

As of February 17, 2006, a bankable feasibility study determined that there were commercially mineable reserves at the Sabara Mine. For U.S. GAAP purposes, all exploration costs related to Sabara prior to the second quarter of 2006 have been expensed and all development costs subsequent to April 1, 2006 have been capitalized.

On August 7, 2007, a bankable feasibility study determined that there were commercially mineable reserves at the Santa Isabel mine for U.S. GAAP purposes. All exploration costs related to Santa Isabel mine prior to the fourth quarter of 2007 have been expensed and all development costs after October 1, 2007 have been capitalized, for U.S. GAAP purposes.

On September 11, 2008, a bankable feasibility study determined that there were commercially mineable reserves at the Satinoco mine for U.S. GAAP purposes. All exploration costs related to Satinoco mine prior to the fourth quarter of 2008 have been expensed and all development costs after October 1, 2008 have been capitalized, for U.S. GAAP purposes.

On September 17, 2008, a bankable feasibility study determined that there were commercially mineable reserves at the Pilar and Roca Grande mines for U.S. GAAP purposes. All exploration costs related to the Pilar and Roca Grande mines prior to the fourth quarter of 2008 have been expensed and all development costs after October 1, 2008 have been capitalized, for U.S. GAAP purposes.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
a)	Mineral Properties (continued)

For U.S. GAAP purposes, all exploration and development expenses not related to Sabara, Turmalina, Santa Isabel, Satinoco, Pilar and Roca Grande have been expensed. Due to differences in the asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities to the extent that they are not capitalized.

b)	Transition from Development Stage to Production

Under U.S. GAAP, new production facilities are placed in service once the facility has been constructed and fully tested to the point where it can be shown that it is capable of producing its intended product. Under Canadian GAAP, new production facilities are placed in service when output reaches a significant portion of the facility’s design capacity. As such, the new Sabara plant was placed in service on January 1, 2006 for U.S. GAAP purposes and on August 1, 2006 for Canadian GAAP purposes. Sales revenue of $1,247,000 and costs of $1,112,448 incurred during the period January 1, 2006 to August 1, 2006 have been capitalized under Canadian GAAP. This revenue was recognized in the statement of operations, and production costs and fixed asset amortization were included in inventory and expensed through cost of sales to the extent the inventory produced was sold to third parties for U.S. GAAP purposes.

c)	Stripping Costs

Under Canadian GAAP, the Company accounts for stripping costs in accordance with EIC-160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). Under EIC-160, stripping costs are accounted for according to the benefit received by the Company and are capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have been accessible in the absence of this activity. However, under U.S. GAAP, as outlined under EITF Issued No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04-6”), all stripping costs incurred during the production of a mine are considered variable production costs during the period that the stripping costs are incurred.

d)	Deferred Financing Fees

Prior to January 1, 2007, the Company accounted for its deferred financing fees as an asset, which for Canadian GAAP purposes were amortized to the statement of operations over the period of the related debt, on a straight-line basis. For U.S. GAAP, the Company is required to defer and amortize the financing fees, directly related to incurring the debt, to the statement of operations using the interest method. Also, U.S. GAAP requires that the unamortized fees are presented on the balance sheet as a separate asset. Beginning on January 1, 2007, Canadian GAAP requires that the Company amortize deferred financing fees in the same manner as U.S. GAAP except that the debt issuance costs will be netted against the related debt. Foreign denominated deferred financing fees are considered monetary items under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures whereas these deferred financing fees are considered non-monetary under U.S. GAAP and are not subject to foreign currency gains or

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
d)	Deferred Financing Fees (continued)

losses resulting from periodic translation procedures. An adjustment was made to the opening deficit for Canadian GAAP purposes to account for the change in accounting method relating to the deferred financing fees incurred prior to January 1, 2007.

e)	Statement of Comprehensive Income/Loss

There is no statement of Comprehensive Income shown for U.S. GAAP purposes due to the fact that there are no differences between net income/loss and comprehensive income/loss.

f)	Early Repayment Option

For Canadian GAAP, the Company separated the early repayment option for the private placement notes (Note 10(g)) and recorded the fair value of $1.3 million related to this embedded derivative asset and a corresponding decrease in interest expense for the year ended December 31, 2008, under Canadian GAAP. Under U.S. GAAP, the Company is not permitted to separate the early repayment option.

g)	Stock Appreciation Rights Plan

A Stock Appreciation Rights Plan (“SAR”) was established during the year which allows the Company to grant performance awards to senior officers, employees or consultants of the Company. SARs that call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date (Note 14) and are recorded at intrinsic value under Canadian GAAP. Under U.S. GAAP, the cost of stock-based awards that are settled in cash, or may be settled in cash at the discretion of the senior officers, employees or consultants, are required to be measured at fair value on each reporting date.

h)	Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption did not result in any adjustment to opening retained earnings for purposes of U.S. GAAP.

As at December 31, 2008, the Company had $4.8 million of unrecognized tax benefits (2007 — $2 million), which arose as a result of tax positions taken during the 2008 and 2007. If recognized, this amount would be recorded as a benefit to income taxes on Consolidated Statements of Operations and Comprehensive Loss, and therefore would have an impact on the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2008, the Company recognized $238,000 of interest and penalties (2007 — $Nil). The Company had $238,000 of interest and penalties accrued at December 31, 2008 (December 31, 2007 — $Nil).

The Company is subject to taxes in Brazil, Canada, and the United States of America. The tax years of major tax jurisdictions that remain subject to examination as of December 31, 2008 are as follows:

Brazil	2003 to Present
Canada	2003 to Present
United States of America	2005 to Present

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
i)	Stock Compensation

Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payments, to account for share based payments to employees, directors and consultants. The adoption of SFAS 123(R) did not have a material impact on stock-based compensation expense for 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

A summary of the status of the Company’s nonvested share options as of December 31, 2008 is presented below:

		Weighted Average
		Grant-Date
	Awards	Fair Value
Nonvested as of January 1, 2008	1,118,334	$2.47
Granted	130,000	0.00
Vested	(361,166)	2.11
Forfeited	(165,000)	0.55
Nonvested as of December 31, 2008	722,168	$2.64
The total intrinsic value of the options exercised and the total fair value of options that vested during 2008 is $4.7 million (2007 — $1.4 million; 2006 — $5.6 million) and $762,000 (2007 — $10.3 million; 2006 — $6.2 million), respectively.

As at December 31, 2008, there was $680,000 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1 year.

As at December 31, 2008, the aggregate intrinsic value of options outstanding is $5.1 million, while the aggregate intrinsic value of the options that are currently exercisable is $4.5 million.

j)	Fair Value Measurements

SFAS 157 prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:
a.	Level 1 — quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.	Level 2 — inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 — one or more significant inputs used in a valuation technique are unobservable for the instruments.
Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2008 are as follows:

Quoted
Prices in
Active
	Market for	Significant	Significant
	Identical	Observable	Unobservable
	Asset	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	fair value

Financial liability
Forward contracts	—	2,421	—	—
k)	Effective Interest Rate

The effective interest rate on the Company’s note due payable to RMB International was 21% (2007 — 21%; 2006 — 21%), was 10% (2007 — 10%; 2006 — 10%) on its note due payable to CVRD, and was 16% (2007 — 16%) on its private placement notes.

l)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

m)	Recent Accounting Pronouncements
i.	Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. As a result of implementing FIN 48 in 2007, the Company determined there was no impact on the consolidated financial statements.

ii.	Fair Value Measurements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 except that the standard has been deferred to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. As a result of implementing the required portions of SFAS 157 in 2008, the Company determined that there was no impact on the consolidated financial statements.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
iii.	The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year commencing after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. As a result of implementing SFAS 159 in 2008, the Company determined that there was no impact on the consolidated financial statements.

iv.	Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements of how an acquirer recognizes and measures, in its financial statements, the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of this pronouncement will have on its consolidated financial statements.

v.	Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact that the adoption of SFAS No. 160 will have on its consolidated financial statements.

vi.	Derivative Instruments

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133”, (SFAS “161”), which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact that the adoption of SFAS No. 161 will have on its financial statements.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of U.S. Dollars)
vii.	Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, “Business Combinations” (“FAS 141”). FSP 142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect that the adoption of FSP 142-3 will have an impact on the Company’s financial statements.

viii.	Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (FAS 162) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”). FAS 162 was effective November 15, 2008, which was 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP”. The adoption of FAS 162 has had no impact on the Company’s consolidated financial position, results of operations or cash flows.